November 27, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re: Range Capital Acquisition Corp.

  Draft Registration Statement on Form S-1

  Submitted October 4, 2024

  CIK No. 0002035644

Dear Mr. Alper and Ms. Lippmann:

On behalf of Range Capital Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated October 31, 2024, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0002035644). An electronic version of the Registration Statement on Form S-1 (CIK No. 0002035644) has been concurrently filed with the Commission through its EDGAR system. The Draft Registration Statement, as amended by the Registration Statement on Form S-1, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Draft Registration Statement on Form S-1 filed on October 4, 2024

Cover Page

1.

Please disclose the amount of the compensation received or to be received by the SPAC sponsor and its affiliates, and the other information required by Item 1602(a)(3) of Regulation S-K. Include the amounts described on page 8.

Response: In response to Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

2.

Please provide a cross-reference, highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3), (4), and (5) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

Summary, page 1

3.

We note your disclosure on page 7 that you may need to obtain additional financing in connection with the closing of your business combination to be used following the closing for general corporate purposes or other purposes. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the Amended Registration Statement.

4.	In your table on page 8, please also disclose the repayment of up to $1,500,000 in loans that may be convertible into working capital units at a price of $10 per unit. See Item 1602(b)(6).

Response: In response to Staff’s comment, the Company has revised the disclosure on page 9 of the Amended Registration Statement.

5.

Under Our Sponsor on page 8, please describe the experience of your sponsor and its affiliates in organizing SPACs. See Item 1603(a)(3) of Regulation S-K. Also disclose the amount of founder shares that each of the independent directors will indirectly receive through membership interests in your sponsor.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Registration Statement.

6.	In the table on page 9, please describe the transfers permitted by virtue of your sponsor’s limited liability company agreement referenced in romanette (iv). See Item 1603(a)(9) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 10 of the Amended Registration Statement.

7.

Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K).

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Amended Registration Statement.

Conflicts of Interest, page 25

8.

Please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses that will be paid upon completion of a business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with your initial shareholders. See Item 1602(b)(7) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 27, 28, 29, 30 and 31 of the Amended Registration Statement.

Risk Factors

We may not be able to complete an initial business combination with a U.S. target company, page 54

9.

With a view toward disclosure, please disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please revise the risk factor to disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 60 of the Amended Registration Statement.

Dilution, page 69

10.

We note your disclosure that at August 31, 2024 your net tangible book deficit was $68,256. Based on our calculations, it would appear your net tangible book deficit is $93,256 at August 31, 2024 based on the total tangible assets of $12,619 less $105,875 of total liabilities. Please revise or advise and ensure your NTBV calculations throughout the prospectus are updated accordingly.

Response: The Company respectfully notes that the calculation of net tangible book deficit of $68,256 includes the stock subscription receivable of $25,000. As such, total assets are $37,619 and total liabilities are $105,875, resulting in a net tangible book deficit of $93,256.

11.

Please amend your prospectus to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. By way of example, we note that up to $1.5 million of loans made by your sponsor, officers and directors, or affiliates to or in connection with your initial business combination may be convertible into units at a price of $10.00 per unit at the option of the lender. Refer to Item 1602(c) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Registration Statement.

Conflicts of Interest, page 104

12.	Please disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses that will be paid upon completion of a business combination. See Item 1603(b) of Regulation S-K.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 114 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason Simon
Jason Simon, Esq.

cc: Tim Rotolo, Chief Executive Officer, Range Capital Acquisition Corp.